VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549
Re:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
     With respect to the above captioned filing, we enclose the Company’s response to the questions from the staff of the Securities and Exchange Commission set forth in the most recent comment letter dated February 15, 2007, regarding the purchase accounting for the Carmel Applied Technologies, Inc. (CATI) acquisition. For your convenience, we have repeated the questions below:
1. We have read you response to comment 1. We are still unclear how you are accounting for the “billings in excess of costs incurred and estimated profit” that was recorded as part of the CATI purchase accounting.
•	Please tell us whether it represents a liability for unfavorable contracts at the present value of amounts to be paid of contracts acquired in the CATI business combination in accordance with paragraph 37.k of FAS 141. Further it is still not clear how your response justifies why under GAAP you increase revenue when you relieve this liability as you appear to be doing as explained in the journal entries you provided in your November 15, 2006 response. It would seem to us that estimated liability for loss contracts recorded at the acquisition date should be reduced by actual contract losses incurred subsequent to the acquisition. Please provide us an explanation. Include in your explanation the amount that you have increased revenue by in this manner and the effect on net income for each year since the acquisition.

     As you discussed with our independent auditors on March 5, 2007, the following entries serve to summarize how the Company accounts for contracts that are in a billings in excess of cost position, or in a forward loss. In order to clarify our previous responses, we wish to retract the entries submitted to the Commission via our response letter on November 15, 2006 and replace those entries with those that follow.
EXAMPLE #1 — Profitable contract with billings in excess of costs:
               (Customer pays cash in advance)
Contract value — $1,000
Total estimated costs at completion — $750
Cost incurred to date — $0
Payments received to date — $1,000
JE#1	DR Cash 1,000
CR Billings in excess (liability) 1,000
To record cash received prior to contract performance.
NOTE #1: If the contract were to be acquired in a billings in excess of cost position, the journal entries would reflect an adjustment to increase goodwill, instead of cash. The liability recorded as billings in excess of cost would be the same amount. The remaining journal entries would be the same as those below.
Company incurs $375 of costs, to complete 50% of contract
JE#2	DR Cost of sales 375
CR Accounts payable 375
To record costs incurred of $375.

JE#3	DR Billings in excess (liability) 500
CR Revenue 500
To recognize 50% of the revenues as the contract is 50% complete from a total estimated cost perspective ($375/$750 = 50%).
NOTE #2: All of the Company’s long-term contracts use an input method, as provided by SOP 81-1, to recognize revenue, (i.e., the Company recognizes revenue as it incurs costs). As the Company was paid for all efforts to be incurred under this contract, no receivable is recorded upon revenue recognition; rather, the liability established for the performance obligation (billings in excess of cost) is relieved as progress is made and revenue is earned.

EXAMPLE #2 — Contract in a forward loss position:
          (Estimated total costs at completion in excess of contract value)
Contract value — $1,000
Total estimated costs at completion — $1,250
Cost incurred to date — $0
Payments received to date — $1,000
JE#1	DR Cash 1,000
CR Billings in excess (liability) 1,000
To record cash received prior to contract performance.

JE #2	DR Cost of sales 250
CR Forward loss provision (liability) 250
To record entire forward loss in the period it becomes known.
NOTE #1: If the contract were acquired in a loss position, the journal entries would reflect an adjustment to increase goodwill, instead of cash. The liabilities recorded as billings in excess of cost and forward loss provision, would be the same amounts. The remaining journal entries would be the same as those below.
Company incurs $375 of costs to complete 30% of contract
JE #3	DR Cost of sales 375
CR Accounts payable 375
To record costs incurred of $375.

JE #4	DR Billings in excess (liability) 300 CR Revenue 300
To recognize 30% of the revenues as the contract is 30% complete from a total estimated cost perspective ($375/$1,250 = 30%).

JE #5	DR Forward loss provision (liability) 75 CR Cost of sales 75
To relieve the forward loss to reflect the contract’s percentage complete (30% *$250 = $75).
NOTE #2: While the billings in excess of cost liability is relieved through credits to revenue, the liquidation of the forward loss provision occurs through cost of sales. As the contract is 30% complete from a total estimated cost perspective, revenues recognized to date and forward loss liquidation to date are 30% as well.

EXAMPLE #3 — Contract goes from a profitable contract to a loss contract:
Contract value — $1,000
ORIGINAL estimated costs at completion — $750
REVISED estimated costs at completion — $1,250
Revenues recognized to date — $500
Costs incurred to date — $375
Profit recognized to date — $125
ORIGINAL percent complete — 375/750 = 50%

REVISED percent complete — 375/1,250 = 30%
JE #1	DR Cost of sales $250
CR Forward loss provision (liability) $250
To record the initial forward loss in its entirety in the period it becomes known.

JE #2	DR Forward loss provision (liability) $75
CR Cost of sales $75
To liquidate a portion of the forward loss that has been “used” in the progress to date on the contract ($250 * 30% complete = $75)

JE #3	DR Revenue $125
CR Unbilled receivable $125
To reverse profits recognized to date ($500 — $375)

JE #4	DR Revenue $75
CR Unbilled receivable $75
To properly adjust the revenues recognized to date to match the revised cost estimate ($500 — $125 — $75 = $300)
     The result of these entries is that the cumulative revenue recognized to date on this contract reflects the revised percentage complete (30%), and the forward loss provision has been liquidated in the same proportion (30%) to reflect progress to date. As the contract progresses and the final $875 of costs are incurred, revenues and costs will be recognized in equal amounts ($700 each) and the forward loss reserve will be liquidated through expense to $0.
•	Please tell us what you mean by “as corrected CATI recognized revenue of $1,543,733” as it is not clear how this correction has been accounted for in your financial statements.
     We apologize for the confusion in our prior responses and telephonic conversations. Prior to the acquisition by Alion, CATI recorded an adjustment to correct for the misapplication of SOP 81-1 by adjusting the contracts’ percentage of completion factors. The adjustment recorded decreased revenue recognized on CATI’s books to $1,543,733. Subsequent to the acquisition, Alion accounted for the contracts acquired in the manner described above.

     Please call the undersigned at 703 918-4493 with any questions.
Alion Science and Technology Corporation
/s/ John M. Hughes
Executive Vice President, Chief Financial Officer
and Treasurer
cc:	Mary Mast, Review Accountant, Division of Corporation Finance
Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and General Counsel, Alion
Michael C. Condro, Deloitte & Touche LLP
Kurt Gabouer, KPMG LLP
Marc Paul, Baker & McKenzie LLP

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